AGREEMENT dated as of September 1, 2008 between B+H Equimar Singapore (provider) and Straits Offshore (recipient).

B+H Equimar Singapore has agreed to provide recipient as follows:

a.	Reasonable use of office space and conference rooms, on an as available basis upon reasonable notice;

b.	Receptionist services including notating of phone calls and other contacts including visitors;

c.	Clerical support for basic administrative services.

Recipient agrees to pay Provider SGD 5000 monthly, in advance.

Either party may terminate this agreement upon 10 days written notice and prorate any unearned payments.

This Agreement shall at all times be governed under the laws of the nation of Singapore.

B+H Equimar Singapore

Straits Off Shore